PURE GOLD
MINERALS INC. T.PUG

04 MAR -9 AM 7:21

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

04010346

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

SUPPL

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

dw
3/8

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

March 5, 2004 **TSX.T (Shares): PUG**
(Warrants): PUG.WT

PURE GOLD WARRANTS TO EXPIRE ON MARCH 15, 2004

Donald R. Sheldon, President of Pure Gold Minerals Inc. (the "Corporation"), wishes to advise its warrants holders (PUG.WT) that the common share purchase warrants will expire at 4:00 p.m. (Vancouver time) on March 15, 2004, and will be delisted at that time. As the original expiry date of March 14, 2004, falls on a Sunday, the Corporation's transfer agent has been instructed to accept subscription instructions that may be tendered until 4:00 p.m. (Vancouver time) on March 15, 2004.

Each Series H warrant plus $0.10 is exercisable into one common share of the Corporation.

The Toronto Stock Exchange has issued a bulletin advising the following:

Trade Dates	Settlement Dates
March 10, 2004	March 12, 2004
March 11, 2004 and March 12, 2004	Cash next day
March 15, 2004	Cash same day

1. All trades on March 10, 2004, will be for special settlement on March 12, 2004. These trades will appear on the settlement report with a settlement date of March 12, 2004.
2. All trades on March 11, 2004, and March 12, 2004, will trade for cash settlement the following business day. All trades on March 15, 2004, to 12:00 noon will be for cash same day settlement.
3. Selling participating organizations must have in their possession the warrants that are being sold or such warrants must be owed to them through clearing, prior to such sale.
4. Should fail positions exist on the expiry date, purchasing participating organizations have the option of paying for the warrants purchased and demanding delivery of the value into which the warrants are exercisable. Reference should be made to Rule 5-303. Such demand shall be made before 4:00 p.m. on the exercise date of March 15, 2004.

Investors should contact their broker for information or advice on their investment.

Participating organizations should ensure that their trading and operations staff are made aware of the above rules and procedures.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca